Exhibit 21.1

Name	Place of Incorporation

Forex International Trading Corp M.S. Ltd.	Israel
Triple 8 Limited	Cyprus (1)
Forex New York City LLC	New York (2)
Wheatley Asset Management LLC	New York (2)

(1)	Forex International Trading Corp. owns approximately 50% of the issued securities of Triple 8 Limited

(2)	Forex International Trading Corp. has signed agreements to acquire 50% of these entities. The agreements are currently in default and the disputes are being negotiated.